KG 7/18/09

09041128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 30 2009
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teckmeyer Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA NEBRASKA 68137
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS N. TECKMEYER 402-331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANA F. COLE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

1248 O STREET, SUITE 500 LINCOLN NE 68508
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/17

OATH OR AFFIRMATION

I, THOMAS N. TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 27, 2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.

OMAHA, NEBRASKA

FINANCIAL STATEMENTS

DECEMBER 31, 2008

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Teckmeyer Financial Services, L.L.C. as of December 31, 2008, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
February 9, 2009

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash in bank	1,863
Temporary investments	85,629
Commissions receivable	43,067
Interest receivable	57
Other receivables	617
Prepaid expenses	24,010
Total current assets	155,243
FURNITURE AND EQUIPMENT	
Furniture and fixtures	46,391
Office equipment	11,406
Computer equipment	25,509
	83,306
Less accumulated depreciation	(56,393)
Total furniture and equipment	26,913
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	207,156

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	8,549
Salaries and commissions accrued	28,014
Taxes accrued	2,262
Total current liabilities	38,825
MEMBERS' EQUITY	
Members' equity	168,331
TOTAL LIABILITIES AND MEMBERS' EQUITY	207,156

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2008

REVENUES	
Commissions and fees	1,272,262
EXPENSES	
Advertising	11,076
Commissions	683,166
Computer expense	27,157
Contract labor	4,800
Correspondent fees	44,310
Depreciation	4,861
Donations	17,000
Dues and subscriptions	1,716
Entertainment	3,952
Insurance	43,836
Miscellaneous	381
Outside services	4,144
Pension expense	10,288
Postage	3,409
Printing	1,465
Professional fees	6,643
Registrations and permits	763
Regulatory expenses	15,463
Rent	52,788
Repairs and maintenance	8,762
Salaries	251,436
Special events - clients	4,362
Supplies	2,916
Taxes	37,581
Telephone	11,855
Travel	1,154
Total expenses	1,255,284
INCOME FROM OPERATIONS	16,978
OTHER INCOME (EXPENSE)	
Interest income	488
Gain (loss) on disposal of assets	15,988
Total other income (expense)	16,476
NET INCOME	33,454
MEMBERS' EQUITY, beginning	170,377
Withdrawals	(35,500)
MEMBERS' EQUITY, ending	168,331

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2008

SUBORDINATED LIABILITIES, January 1, 2008	- 0 -
Increases	
None	- 0 -
Decreases	
None	- 0 -
SUBORDINATED LIABILITIES, December 31, 2008	- 0 -

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	1,295,569
Other income received	488
Interest received	19,320
Cash provided by operating activities	1,315,377
Cash paid for salaries and commissions	969,883
Cash paid for operating expenses	326,948
Cash disbursed for operating activities	1,296,831
Net cash provided by operating activities	18,546
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(3,810)
Net cash used in investing activities	(3,810)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' withdrawals	(35,500)
Net cash used in financing activities	(35,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,764)
CASH AND CASH EQUIVALENTS, beginning of year	108,256
CASH AND CASH EQUIVALENTS, end of year	87,492

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2008

Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net income	33,454
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,861
(Increase) Decrease in:	
Commissions receivable	23,307
Interest receivable	3,332
Other receivables	(55)
Prepaid expenses	(1,242)
Increase (Decrease) in:	
Accounts payable	(2,764)
Salaries and commissions accrued	(35,281)
Taxes accrued	(7,066)
Total adjustments	(14,908)
Net cash provided by operating activities	18,546

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the shareholders, to be treated as an S corporation for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $11,076 for the year ended 2008.

Compensated Absences

Full-time, year around employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2008 was deemed immaterial and not accrued.

NOTE 2. TEMPORARY INVESTMENTS

Temporary investments include funds in money market accounts and certificates of deposits.

NOTE 3. LEASES

The Company leases office space from Design Basics, Inc. The lease expires February 29, 2011.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2008:

2009	53,592
2010	53,592
2011	8,932

NOTE 4. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $10,288 for 2008.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $92,951, which was $42,951 in excess of its required net capital. The Company's net capital ratio was 0.42 to 1.

NOTE 6. BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc.

The agreement is for a one-year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one-year periods.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2008

NET CAPITAL		
Total members' equity		168,331
Deduct members' equity not allowable for net capital		
Total members' equity qualified for net capital		168,331
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		168,331
Deductions and/or charges		
A. Nonallowable assets		
Other receivables	617	
12b-1 and insurance fees receivable	17,757	
Prepaid expenses	24,010	
Furniture and equipment	26,913	
Investments	370	
B. Other deductions and/or charges		
Insurance	4,000	73,667
Net capital before haircuts on securities positions		94,664
Haircuts on securities		
A. Trading and investment securities		
Other securities	1,713	
B. Other		
Certificate of deposit		1,713
NET CAPITAL		92,951
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		8,549
Salaries and commissions accrued		28,014
Taxes accrued		2,262
Items not included in statement of financial condition		
None		
Total aggregate indebtedness		38,825

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	
Company	50,000
Excess net capital at 1500%	42,951
Excess net capital at 1000%	89,068
Ratio: Aggregate indebtedness to net capital	.42 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	92,951
Audit adjustments:	
None	
Net capital per audited financial statements	92,951

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF DECEMBER 31, 2008

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Teckmeyer Financial Services, L.L.C., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
February 9, 2009